The Board of Directors
Campbell Resources Inc.

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in the Annual Report on Form 20-F of Campbell Resources Inc. (the “Corporation”) for the year ended December 31, 2002 of our report dated April 3, 2001, relating to the Consolidated Financial Statements of the Corporation as at and for the year ended December 31, 2000, prior to restatements described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2002, which appears under Item 17 of the aforementioned Annual Report on Form 20-F.

We also consent to the incorporation by reference of our report in the Registration Statements on Form S-8 (registration Nos. 33-28296, 333-91824, 333-93063, 333-6236) pertaining to the Corporation’s Employee Incentive Plan and Directors’ Stock Option Plan.

Chartered Accountants

Toronto, Canada
May 16, 2003